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Wynn's International, Inc.                        NEWS RELEASE
500 North State College Boulevard
Suite 700
Orange, California 92868
Post Office Box 14143
Orange, California 92863-1543
Telephone (714) 938-3700
FAX (714) 938-3739

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CONTACT:  James Carroll
          Chairman of the Board and Chief Executive Officer
          (615) 444-0191

                                                           FOR IMMEDIATE RELEASE

                WYNN'S INTERNATIONAL, INC. ANNOUNCES TENDER OFFER
                         FOR SHARES OF ITS COMMON STOCK


     ORANGE, Calif., March 24, 1997 -- Wynn's International, Inc. (NYSE:WN) announced today that it will commence a "Dutch Auction" tender offer to purchase for cash up to 1,100,000 shares, or approximately 8.0%, of its issued and outstanding Common Stock. The tender offer will commence on Wednesday, March 26, 1997, and will expire, unless extended by the Company, at 12:00 Midnight (Eastern time) on Tuesday, April 22, 1997.

     The purchase price for shares purchased in the tender offer will be an amount not greater than $25.00 nor less than $22.00 per share, net to the seller in cash. The terms and conditions of the tender offer are described more fully in the Offer to Purchase and Letter of Transmittal, which will be mailed to stockholders of record and distributed to beneficial owners of the Company's Common Stock. The Company has retained Lehman Brothers to act as its financial advisor and dealer manager for the tender offer.

     In a Dutch Auction tender offer, the Company sets a price range, and stockholders have an opportunity to specify the prices within that range at which they are willing to sell shares. After the expiration of the tender offer, the Company will determine a single per share price to be paid for each share purchased, taking into consideration the number of shares tendered and the prices specified by tendering stockholders. If the tender offer is oversubscribed, only shares properly tendered at or below the purchase price determined by the Company and not withdrawn will be eligible for purchase on a prorated basis. The Company reserves the right to purchase more than 1,100,000 shares pursuant to the tender offer. The tender offer is not conditioned upon any minimum number of shares being tendered.


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Wynn's International, Inc.
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     On March 24, 1997, the last New York Stock Exchange trading day prior to the announcement of the tender offer, the closing price of the Common Stock was $22.875 per share. As of March 24, 1997, the Company had issued and outstanding 13,714,717 shares of Common Stock.

     James Carroll, Chairman of the Board and Chief Executive Officer of the Company, commented on the tender offer, saying, "Over the past several years the Company has generated substantial excess cash. After considering alternative uses for the excess cash, we believe that the Dutch Auction tender offer is the preferable alternative for enhancing stockholder value. In addition, we believe that, in light of the Company's strong financial position, the completion of the tender offer should not affect the Company's prospects for future growth or impede possible future acquisitions."

     Wynn's International, Inc., founded in 1939, is a worldwide supplier of high quality O-rings, sealing products, specialty chemical products, equipment, and related service programs, and builders hardware supplies. The Company has 1,962 employees and is headquartered at 500 North State College Boulevard, Suite 700, Orange, California 92868, telephone: (714) 938-3700.

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